Filed by Coventry Health Care, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Health Group Corp.
Commission File No.: 0-15846

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2004 (the “Merger Agreement”), among Coventry Health Care, Inc. (“Coventry”), Coventry Merger Sub Inc. and First Health Group Corp. (“First Health”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Coventry on October 14, 2004, and is incorporated by reference into this filing.

Additional Information About This Information

This communication is not a solicitation of a proxy from any security holder of First Health. Coventry and First Health intend to file a registration statement on Form S-4 with the SEC in connection with the Merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meeting of First Health at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus will contain important information about Coventry, First Health, the Merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the Merger carefully before they make any decision with respect to the Merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the Merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Coventry in connection with the Merger will be made available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations. All documents filed with the SEC by First Health in connection with the Merger will be made available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations.

Coventry, First Health, their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health’s stockholders. Information concerning Coventry’s directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual meeting of stockholders. Information concerning First Health’s directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual meeting of stockholders. Additional information regarding the interests of these participants in the Merger will be available in the proxy statement regarding the Merger. Investors can obtain free copies of these documents from the SEC’s website.

On October 14, 2004, management of Coventry hosted a conference call to discuss Coventry’s 2004 third quarter financial results and announce the merger. The transcript of this conference call follows.

PRESENTATION

Operator

Good morning and welcome to Coventry Health Care’s third quarter earnings conference call. . Today’s call will begin with opening remarks by the President and Chief Executive Officer of Coventry Health Care, Mr. Allen Wise, after a forward-looking statement read by John Stelben. Please go ahead, John.

John Stelben - Coventry Health Care, Inc — IR

Thank you operator, and good morning everyone. Thank you for joining us today as we discuss Coventry Health Care’s acquisition of First Health Group. During this call statements, including those made by Allen Wise and Dale Wolf, that are not historical facts are forward-looking statements within the meaning of the federal securities laws and may involve a number of risks and uncertainties.

Such forward-looking statements include, but are not limited to, the Company’s growth strategies, the perceived benefits of the acquisition, the ability to diversify Coventry’s business, the expectations about the timing and receipt of regulatory and shareholder approval, statements regarding plans, objectives and expectations with respect to future operations, products and services and future performance and net income guidance for Coventry for the remainder of 2004 and 2005.

These risks and uncertainties include, but are not limited to, those found in documents filed by Coventry and First Health respectively with the Securities and Exchange Commission, the ability to implement certain growth or diversification strategies, our ability to consummate the merger, the ability to obtain the expected operating efficiencies within the expected timeframe, and to integrate First Health successfully, risks that actual results associated with the acquisition of First Health could differ from the perceived benefits, customer loss and business disruption may be greater than expected, and required regulatory approval may not be obtained on a timely basis.

Coventry Health Care and First Health Group and their respective officers and Directors may be deemed to be participants in the solicitation of proxies from the shareholders of First Health with respect to the transactions contemplated by the merger agreement between Coventry and First Health. Information regarding the Company’s officers and Directors is included in their respective definitive proxy statements for their 2004 annual meeting of stockholders filed with the SEC in April 2004. These documents are available free of charge at the SEC website at www.sec.gov, from Coventry at www.cvty.com, and from First Health at www.firsthealth.com.

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Final Transcript

CVH — Coventry Health Care, Inc

Investors and security holders may obtain more detailed information about who may be deemed participants in the solicitation of proxies, as well as information about the merger, by reading the First Health proxy statements when it becomes available. It will contain important information about the merger and the transactions contemplated by the merger agreement. Investors and security holders of First Health may obtain a free copy of First Health’s proxy statement when it is available and other documents filed with the SEC at the Commission’s website at www.sec.gov.

Now I would like to turn the call over to Coventry’s President and Chief Executive Officer, Allen Wise.

Allen Wise - Coventry Health Care, Inc — President, CEO

Good morning and thank you for joining us today as we discuss some very positive information both about Q3 and about the very significant opportunities that will occur for Coventry resulting from our acquisition of First Health. My comments today will cover three basic areas. And for the first I will only briefly discuss the prior quarter, as most of you have highly detailed information about the quarter from our press release.

The second area I’m going to cover is the rationale on why we acquired First Health. And finally, I want to talk about corporate succession in our Company, both at the CEO level and more broadly some planning that has been done by our Board of Directors over the past two years, which I believe has resulted in a world-class group of executives that will now be stepping up to new and very important roles in our Company.

On the quarter, Q3 marked our 25th consecutive quarter of earnings growth. EPS of 96 cents was an increase of 29.7 percent over the prior year. EPS, SG&A levels, cash flow, PMPM Commercial yield all reflect a continuing and consistent progress most of you have come to expect from our Company.

On a slightly less positive note, organic membership declined by about 11,500 members in Q3 after growth of 75,000 members during the first six months of the year. Two large accounts, our state business in West Virginia and a Des Moines public school system accounted for almost all of the net loss.

Our Q4 outlook is positive on two fronts. First, we closed OmniCare, our Medicaid acquisition on October 1, with 60,000 plus members. And second for Q4, we are predicting positive organic growth. On the growth story for January of ‘05, organic growth will again be a challenge as we have lost a very large insured account for us, Missouri Consolidated, with 25,000 members to an ASO bid. And in addition we lost Barnes Jewish Christian, an ASO account currently with us with about 29,000 members, to a TPA at extremely low administrative fees. The result of losing these two accounts will make organic growth very difficult in January, and in fact I — we really feel organic growth is likely to be negative in January.

There isn’t anything remarkable about the losses. We have always had short-term organic growth challenges when we lose large cases. In the past we have reported organic growth declines in Q2 and Q3 of 1999, in Q1 of 2001, Q3 of 2001, Q1 of 2002, and Q3 of 2002. And all these prior losses were short-term reversals which in a similar matter resulted from large case losses and were soon followed by strong organic growth.

Our Company’s long-standing practice of pricing to our cost and not to competition will continue. And I wouldn’t really say there’s anything unusual about our competition’s willingness to take business from time to time at smaller margins than we’re willing to.

For those of you who have followed our Company, I have discussed on many occasions the future of our Company and my belief that our Company had the capacity to execute and manage a large acquisition. Our balance sheet, the condition of our current businesses, our management depth, our management teams’ experience in managing and improving underperforming businesses, all gave me great confidence that our shareholders would profit from the right M&A opportunity. And in fact, our shareholders have profited from the past 14 M&A ventures one of which, Principal Financial, was a very large one.

While the search took longer than I had hoped, we were finely successful in executing a definitive agreement for a larger opportunity. And we’re delighted that First Health will become a part of our Company. Now some of you are asking, why First Health? It is a business we understand. I have on many occasions attributed a lot of our success to the intense focus we have on only one line of business, which is operating health plans. The First Health business is certainly closely related to the business of our health plan, and is a cousin to the business that we have operated so well.

The second reason for First Health, it’s the right time in our Company. We have got a management team with the experience in managing opportunities of this scope. Most of the people that were a part of the MetroHealth affiliation which was the affiliation of the Travelers Health Plan business, the Net Life Health Plan business remains as a part of our management team and were part of the group that successfully integrated those businesses. The people that were a part of the Principal Financial acquisition, which in 1998 was large enough so that Principal Financial received 40 percent of our Company, are all remaining with us and a part of the management team.

I think First Health in some ways — I made a note here that said it is a Coventry special. And by that I mean in the short-term, in mid-term it is a largely SG&A play in some ways. Profit really equals total revenue less SG&A, and our Company knows how to manage

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Final Transcript

CVH — Coventry Health Care, Inc

SG&A. Our PMPM costs are the lowest in the industry in an area that we continue to make progress. So a business like that very much meets our skill sets and the culture that is so prevalent in our Company.

We like the business because the cash flow is unregulated, and we operate our health plans on a highly regulated business. Ultimately we’re able to get the money at the corporate level from the regulated entities. Plus the fact that the cash flow from First Health is unregulated as a piece of our business is attractive.

We think the acquisition is reasonable sized. By that I mean the debt load is something that we’re quite comfortable with. The acquisition is accretive in year one. It is accretive in year one without any synergies and very accretive with some synergies. So we also think that the acquisition will improve some of our existing business. We can improve cost structures in our 15 health plan networks. We think it helps us with some multisite capability. The PBM capability is attractive. We think ultimately it will be helpful in our finding risk geography in areas beyond our 15 networks.

I think that on the why First Health, why all this passes the strategic test, the real story here is management. The maximum yield to our shareholders were realized only by installing the right leadership, and we think we have that in place. We think this acquisition is all about management.

And we have exactly the right person I believe at the right time to make this work. And as a result Tom McDonough, who has been the Chief Operating Officer at Coventry since 1998, will assume full-time responsibility for the First Health property. I have worked with Tom on three different occasions over a 25 year span, and as a result I know him very well and feel that he is uniquely qualified for this new role.

Tom’s leadership at the COO level at Coventry is responsible for much of the success that we’ve had in growing our revenue and earnings at award-winning levels over this past six years in what is now 15 separate businesses. Tom McDonough also has prior experience directly related to the First Health business. Before he joined Coventry, Tom was the CEO of Uniprise, the large multisite division of United Health Care Group, one of First Health’s primary competitors. Tom held a variety of operating roles at United. He had a large group of full-time employees reporting to him. So Tom is used to the business and Tom is used to large head accounts and knowing how to manage that process.

Prior to United Tom was president out of Harrington Services corporation, which is one of the large third party administrators with about 18 locations throughout the Company. Harrington’s healthcare business developed network services to multisite customers utilizing First Health network providers. So Tom had experience with that piece of First Health going back to 1993.

Tom also spent ten years in the health care insurance brokerage and consulting business as president of Jardine Group, giving him special insights into the primary distribution system from all the site customers. So Tom, and people that will join Tom, know this business, have a huge record of success in being able to do things like this. And I think that, as I said earlier, the right person at the right time.

In addition to Tom, my third and last subject is on the subject of our entire management group and having new individuals available for these opportunities that I feel so strongly about in the future. In this group of people that will be stepping forward now as the plan was developed by our Directors over a two-year time frame, call it succession planning if you will, and was in place a long time before we specifically knew where our next opportunity would surface.

As a piece of that, a few weeks ago I announced my retirement as President and Chief Executive Officer, which will be effective January 1 of 2005, and Dale Wolf’s appointment as my replacement. As most of you know Dale has been our CFO for most of my eight-year tenure, and I feel is uniquely qualified for the task ahead. Dale is an actuary by training and developed the best financial systems in our Company I have ever experienced. He is responsible for some high quality predictability for M&A activity. And for those of you followed our company, over seven — almost eight years there have not been any negative surprises on any M&A venture that we have undertaken both large or small.

And unlike some financial executives, Dale has been significantly involved in all parts of our Company, and has participated in every area on a hands-on basis for many years. So I feel extremely comfortable and blessed that Dale is going to be my replacement.

Dale’s move to CEO obviously leaves the Chief Financial Officer spot vacant at our Company. And once again we have the best replacement I could think of existing in our Company. And we have some internal communications to cover first, but the new CFO will come from within our Company, and will be announced within the next 30 days. And I’m in total agreement and very comfortable with Dale’s choice as this individual to be his replacement.

With Tom McDonough becoming President at First Health, the very large task of managing our 15 health plans becomes vacant. And once again, we have someone within our Company that is going to fill this spot. And his appointment will be announced soon. And I’m very comfortable with Dale Wolf’s and Tom McDonough’s selection of this individual, and feel like there won’t be any lost momentum with the management change in this case.

To close this thing, we’ve got a high level of confidence, both in the continuing performance of our existing business and our understanding of the challenges and the opportunities of First Health. Our balance sheet, the stability of our current block of

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Final Transcript

CVH — Coventry Health Care, Inc

business, our ability to do M&A, our track record in doing what we say we’re going to do on that front , our ability to grow revenue, and our ability to control SG&A has us very well positioned to continue our 25 consecutive quarters of EPS growth.

And Dale now has some comments, both some details on the quarter and some details on what the new combined companies will look like in the future.

Dale Wolf - Coventry Health Care, Inc — CFO

Good morning. I am delighted obviously to be sharing with you this exciting news for our Company. First I will mention just a few, and I truly mean a few, points of amplification in our third corner results. Cash flow continued strong. Our third quarter results were expected and bring year-to-date operating cash flow to almost $350 million, or 142 percent of net income.

Days in claims payable were flat at around 52.7 days. Our commercial loss ratio has stabilized at just under 80 percent, which is entirely consistent with our expectations, both towards the end of ‘04 and as we go into ‘05, as we have been saying for some time that pricing increases going forward will reduce toward but not below medical costs trends.

One noteworthy event, I’m sure you have picked up on, our Medicare results in the quarter were unusually strong with a reported loss ratio of 77 percent. Three or four factors contributed to this, including lower in-patient days in some of our markets and improved revenue beginning in July due to further adjustments to risk adjusters.

We have talked about Medicare by quarter many times. And let me remind you that this book of business is relatively small, and normal experience fluctuations can occur routinely. Nonetheless our Medicare business performed very well last year and continues to do so in ‘04.

On membership, Allen mentioned much of this story. On a year-to-date basis organic growth is 63,000 members, or 2.6 percent, along with expected fourth-quarter growth with our expectations at the low-end of our 3 to 5 percent guidance for the year.

Overall the financial performance of our health plan business is extremely strong. And continues as it has been.

Now turning to the transaction we also announced this morning. I won’t reiterate the transaction structure, as you can all read the details in the press release, and we can fill in the gaps in the Q&A. I really want to address just two areas. First, the near-term financial benefits. As you have read, the transaction will add 30 to 36 cents of accretion to our ‘05 numbers, which we provided for the first time in connection with the announcement.

As you would expect, we have done a very detailed assessment of each of the First Health business revenue streams for ‘05, customer by customer, that underlines the accretion estimate. While we can’t share the specifics about expectations for each of these streams, I can assure you about the integrity and thoroughness of our prospects and the realism of the estimates we have made.

On synergies, you have also seen our expectations in the press release. Very early on these will come in the form of elimination of duplicate costs that are very realistic. And slightly later implementation of best practices around a top performance cost structure. There are no revenue or network performance synergy expectations built into our estimates through 2006. So we’re very excited about the possibilities there in 2007 and beyond.

Lastly, let me give you my perspective on some of the outstanding strategic benefits to our Company from this transaction. Three areas. First, expanded geographic reach. Coventry has built a world-class business and cost structure in 15 markets. This combination provides a platform to develop market penetration in additional markets. The First Health network will benefit immediately from the Coventry presence in 15 places, and over time from localized focus in additional markets.

Number two, expanded product opportunities. The FEHBP, the ASO business, and the network rental businesses are all ones that we’re in today. But the ability to offer true multisite coverage for customers in our markets today where we have not been as competitive in the past, is a valuable capability we add. In addition, we’re very excited about the Medicaid fiscal intermediary business, a complement to our existing Medicaid risk business and the Workers’ Comp business and their growth opportunities for the future.

And third, broadly in the area of diversification. Whether it is across markets, customer segments, products, or fee vs. risk revenue, the diversification benefits are notable and material. Coventry, as you have known it has benefited historically from its market diversification, and this transaction further strengthens that advantage.

I will turn it back to Allen.

Allen Wise - Coventry Health Care, Inc — President, CEO

Now we are ready for Q&A, operator.

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Final Transcript

CVH — Coventry Health Care, Inc

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). John Szabo from CIBC World Markets.

John Szabo - CIBC World Markets — Analyst

Just a question, Dale, on First Health and their guidance. What specifically in setting that accretion level are you expecting First Health to earn in 2005?

Dale Wolf - Coventry Health Care, Inc — CFO

That is an answer I’m not going to provide at this time. They have provided their own guidance for ‘04 as of this morning. Obviously we knew full well about that and it was baked into the transaction. But I would go back to my earlier statement — we have been through this thing with a fine-tooth comb and have an estimate that is responsible. I really think it is inappropriate for me to get on the horn and give you specific guidance for their company.

John Szabo - CIBC World Markets — Analyst

Fair enough. Would you at least be able to say it up from ‘04 levels?

Dale Wolf - Coventry Health Care, Inc — CFO

Yes, but very modestly.

John Szabo - CIBC World Markets — Analyst

Okay. And then maybe just a second question about how this fits with your strategy? Some people have said about First Health that some of their problems are strategic in nature in the sense that they’ve got these wide networks that don’t necessarily have deep discounts. What do you bring to the table specifically that could help alleviate that strategic issue in the out years in this transaction?

Dale Wolf - Coventry Health Care, Inc — CFO

Yes. Let me remind you, John, they said that about Coventry five years ago.

John Szabo - CIBC World Markets — Analyst

Fair enough.

Allen Wise - Coventry Health Care, Inc — President, CEO

And 4 and 3.

Dale Wolf - Coventry Health Care, Inc — CFO

Two things. As I mentioned, immediately we have a terrific cost structure in 15 places that we will overlay in ways to aid the First Health cost structure. And then beyond that, as you talk about other markets over time, you’re back to sort of the basic building blocks of our business, which is the ability to understand local markets, the ability to execute contractual negotiations, to build the financial disciplines surrounding those, and the blocking and tackling things whereby you build a competitive network over time. As well as, as I alluded to, we will dive deeper into some of those individual markets with our business over time.

Allen Wise - Coventry Health Care, Inc — President, CEO

And our not insignificant ability to manage patients.

John Szabo - CIBC World Markets — Analyst

Certainly I could see the opportunity to manage the cost items because it sounds like you have looked at their geographic distribution pretty carefully, and you feel pretty confident that those unit cost savings will be there down the road. Okay. Just one last question and I will get back in the queue. What do you think is going to be the easiest cross sell in this transaction, is it going to be the Medicaid risk business or maybe you can just give us an idea of what will be the easiest cross sell there?

Dale Wolf - Coventry Health Care, Inc — CFO

We have certainly talked about the Medicaid business. We tend to have the same customer base there. There will be opportunities to do that. But I think — I don’t know whether you want to call it a cross sell or not, but the easiest cross sell is really related on the corporate side to business in our existing markets where we have a piece of it. We are not perfectly graceful about how we can accommodate it on a national basis and we bring forth here that capability.

John Szabo - CIBC World Markets — Analyst

Okay. Thanks. Congratulations.

Operator

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Final Transcript

CVH — Coventry Health Care, Inc

William McKeever at UBS.

William McKeever - UBS — Analyst

My question has to do with the motivation for the merger. We’re seeing a lot of employers consolidate their health plans. And to the extent that you’re a regional player, were you seeing the pressure from employers so that you felt you had to have a more national reach to avoid the impact on your enrollment?

Allen Wise - Coventry Health Care, Inc — President, CEO

I don’t think so. We always have had some challenges because — of not having a multisite capability into roll ups. But we have seen that fall about three cycles in 10 years. Whether they — when they roll them up nationally, and then when that doesn’t work, they look for better solutions regionally. Notwithstanding the organic challenge that we have, because of two large cases, one of which was ASO and state ASO and went to TPA for an absurd rate, and one which was insured that went self-insured, we haven’t seen any real reason to change or real recent challenge. This was not done because our core business was not continuing to move in the way that it has in the last seven years, but it was because it is a property that we feel like we know how to make better.

William McKeever - UBS — Analyst

Okay. And —.

Allen Wise - Coventry Health Care, Inc — President, CEO

The property was $900 million in revenue, and the only thing that is not profit is SG&A. And we over time know how to make that a lot better.

William McKeever - UBS — Analyst

One of the challenges that First Health had was that they had a lot of contracts that were under a percentage of savings. Employers were balking at the profits they were able to take out on that basis. And they still have a substantial amount of the business with those percentage of saving contracts. So even if you are going to lower your SG&A ratio, how are you going to offset the impact of potentially lost business or employers that are going to want to switch to a fee-based arrangement?

Dale Wolf - Coventry Health Care, Inc — CFO

Bill , that number is only 15 percent of revenue — is percentage of savings-based in the corporate segment. Most of the juice has been squeezed out of that orange. And so all the rest of it is on a PEPM basis. And the 15 percent that remains, there are some structural reasons on the customer’s behalf why a good share of that has to be as it is. So we think that is already out of it and not one of the issues going forward.

William McKeever - UBS — Analyst

Okay. And then, last question is to expand your reach there are certainly plenty of rental networks that are out there in the marketplace. Why not just go out and rent networks and build out your capabilities that way instead of taking on the risk of a major acquisition like this?

Dale Wolf - Coventry Health Care, Inc — CFO

We have used rental networks to try to provide a quasi multisite capability to our customers in the past. That is what we have done. It is not as strong as this opportunity will make us. And it is not nearly as strong as it will make us once we have had time to improve the cost structure of this property in some of these markets.

Operator

Eric Veiel with Wachovia Securities.

Eric Veiel - Wachovia Securities — Analyst

I just wanted to follow up on the notion of accretion calculation in 2005. And I guess one of the things that strikes me about the timing of the transaction is sort of that we are in just a very, very early stages of the FEP open enrollment season, and that is obviously, the mail handlers’ contract is obviously a very important part of the First Health business. So maybe you can give us some comfort around the assumptions you guys used in terms of how First Health would perform in FEP in ‘05 given that their ‘04 performance wasn’t particularly good in that segment and we don’t really have any visibility on ‘05 yet?

Dale Wolf - Coventry Health Care, Inc — CFO

Yes. Obviously we spent a lot of time on that piece of the due diligence. It is back to my earlier comment — I think it is inappropriate for me to share specific guidance about First Health’s company. But what I can tell you in a supplement to my other comment that overall we see it as an up year in ‘05, though very modestly, is that we see the FEP as part of that a down year in ‘05. I think we have been very realistic about those numbers.

Eric Veiel - Wachovia Securities — Analyst

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Final Transcript

CVH — Coventry Health Care, Inc

So a down year from a revenue perspective and then similarly in earnings as well we can assume?

Dale Wolf - Coventry Health Care, Inc — CFO

Yes.

Eric Veiel - Wachovia Securities — Analyst

Thank you. Second question, as we think about just the decision to deploy capital now more towards the self-insured market versus the fully insured market, recognizing there are a couple of similar sized fully insured plans in the market right now, that you could convince the management teams that there might be a strategic alternative there. Maybe if you can help us walk through your decision to deploy capital in the self-funded segment when your core expertise, and what myself and a lot of people have always been very, very impressed by is your abilities to manage in that sector?

Dale Wolf - Coventry Health Care, Inc — CFO

I will give that a try. I guess I would have to go back to the benefits we outlined in the transaction. It is always difficult and probably unrealistic to compare and contrast to other opportunities that may or may not exist. But we like very much the property and we like the strategic benefits we outlined before.

Eric Veiel - Wachovia Securities — Analyst

Great. And then just a final question, Dale. On the Medicare MCR being as well as it was, it added, depending on sort of what you use as a baseline assumption, anywhere from 3 to 6 cents to the quarter. Do you expect that to snap back to normalized levels in the fourth quarter? And were there some other offsets that might have contributed to the earnings?

Dale Wolf - Coventry Health Care, Inc — CFO

Yes. Eric, I did the arithmetic calculation, and I think that I didn’t come up with 6 cents , but you could come up with 3 cents if you said it jumped back. And having said that, you see that the commercial loss ratio was up slightly sequentially, and some of that offset it. So we are very comfortable with the overall results for Q3. And exactly what the mix is going to be between Commercial and Medicare time will tell.

Eric Veiel - Wachovia Securities — Analyst

Thanks. I will get back in queue.

Allen Wise - Coventry Health Care, Inc — President, CEO

The distinction between risk and ASO is not as acute as you’re talking about. The risk business — being able to underwrite and select risks and manage the margins and all the things that go into that, and all the things such as managing our cost structure that has made us successful, the systems piece of it, the administrative piece, the sales and marketing piece, the purchasing piece and the things that make well-run companies, are all consistent with the things that we do here, it just lacks the one piece. It is not as far afield as it sounds.

Eric Veiel - Wachovia Securities — Analyst

From a customer segment standpoint though, Allen, isn’t it a different customer segment? It is not just the underwriting aspects of it, but you guys have focused more on sort of the smaller employer group segment. This is clearly a larger customer segment.

Allen Wise - Coventry Health Care, Inc — President, CEO

As you well know, we have a not insignificant amount of ASO business that we’ve always been willing to write at the right price. The large case market is something different, and we don’t think they are mutually exclusive. And we think we know how to make this business a lot better.

Operator

Scott Fidel with J.P. Morgan.

Scott Fidel - J.P. Morgan — Analyst

The first question has to do with, Dale, you briefly touched on some of the membership overlap or infrastructure overlap that Coventry currently has in some of its regions with First Health. Can you talk about, just in terms of thinking about the owned First Health membership, which markets where Coventry operates that you have the most correlation at this point?

Dale Wolf - Coventry Health Care, Inc — CFO

I can’t go through it for you market by market. I can tell you that, as I’m sure you are all well aware, that membership is a concept that for the entire First Health enterprise is difficult to get at. But as we have looked at medical spend across markets, between 11 and 12 percent of the total medical spend at First Health is in existing Coventry markets today.

Scott Fidel - J.P. Morgan — Analyst

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Final Transcript

CVH — Coventry Health Care, Inc

Okay. Then a second question has to do just with the Workers’ Compensation business. That looks like that is going to be one of the primary growth drivers at First Health is looking at for ‘05. Not a business that Coventry has historically participated in much. Can you talk about just where you might see some opportunities to leverage Coventry’s existing platform into that business?

Then also, just in terms of from a management perspective, would you be planning on maintaining First Health’s management in the Workers’ Comp business to help in terms of the integration of that?

Dale Wolf - Coventry Health Care, Inc — CFO

The overlap, if you will, the advantage to the Workers’ Comp business comes back to the provider cost structure in existing Coventry markets, and to the extent we integrate networks and take advantage of Coventry cost structure, that will have benefits in the Workers’ Comp arena.

From the standpoint of people and management, it is just a little early to tell on all those kinds of things. Obviously we spent a lot of time with the people at First Health. We have great respect and admiration for them and their business. And Workers’ Comp segment is no different. But more to follow in terms of the overall management.

Scott Fidel - J.P. Morgan — Analyst

Okay. And then I just had one last question just in terms of behind your reported results for the third quarter. Could you just update us on how medical cost trends trended out in the quarter, and whether there were any significant changes in the components on the Commercial side?

Dale Wolf - Coventry Health Care, Inc — CFO

Sure. On the Commercial quarter over quarter, that is Q3 ‘04, the increase on medical cost was 9.5 percent. That is commercial only, 8.4 percent in the aggregate. That is very consistent with what you have seen with us in our business for the last number of quarters. And fundamentally underlying that, we’re not seeing much change in the mix that we have gone through with you before, physician costs at the lower end, facility costs above that, with outpatient higher than inpatient, and pharmacy sort of in the middle.

Scott Fidel - J.P. Morgan — Analyst

Okay. And it looks like at this point Altius’ acquisition is annualized, so it really is not relative anymore to the spiking out those different numbers, right?

Dale Wolf - Coventry Health Care, Inc — CFO

Not quite. There’s actually in the prior year quarter one month of Altius. And in this year there’s three months of Altius, i.e., the full quarter so it is a little distorted. It is dragging that number down slightly. But we’re going to just stop making those adjustments going forward as it will be all in.

Operator

Ryan Schaefer at Merrill One Capital.

Jason Rowen - Merrill One Capital — Analyst

This is actually Jason Rowen (ph). I have two or three quick questions, if I could. One is could you elaborate on what your cost of funds assumption is on the 900 million in debt, and whether it can be fixed or floating, sort of the term you’re going to put on that? And then, two, and if you didn’t already answer this I would be curious when you guys started talking and sort of what prompted the initiation that initiated the talks? And how long did you have the due diligence period? And then the third question was could you just elaborate more on the breakdown on your synergies between what is near-term redundancy and what is sort of longer-term best practices?

Dale Wolf - Coventry Health Care, Inc — CFO

I will try to take those in order. Cost of funds, approximately 500 million of the debt will be in fixed-rate notes. We expect to pay 5.5 to 6 percent on those. And the rest will be in floating-rate quasi bank debt. And we expect to pay LIBOR plus 1.25 on that.

Secondly, and I’m not sure this is in order, but in terms of the synergies, all of those near-term synergies, meaning ‘05, are related to redundancies. When you start to get into ‘06 we’re actually able to capture sort of on an annualized basis the full amount of redundancies, but you begin to pick up some of the sort of best practices. And then only when you get sort of ‘07 and beyond do we even begin to think about revenue synergies.

Jason Rowen - Merrill One Capital — Analyst

So there were revenue synergies in there —?

Allen Wise - Coventry Health Care, Inc — President, CEO

The length of time for due diligence —.

Dale Wolf - Coventry Health Care, Inc — CFO

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Final Transcript

CVH — Coventry Health Care, Inc

Oh, yes, as you might expect, we have known people at this Company at a variety of levels for a long time and from time to time had conversations relative to the specifics of actually moving forward to a transaction. We met with the folks at First Health in — it is either very late June or very early July as part of beginning this process in earnest.

Jason Rowen - Merrill One Capital — Analyst

Did you say that there were revenues synergies then in that $100 million number?

Dale Wolf - Coventry Health Care, Inc — CFO

There are network synergies in that $100 million number. There are no revenue synergies at all until beyond that — they aren’t built into the forecast at all.

Jason Rowen - Merrill One Capital — Analyst

And who initiated the talks? That was the other part of that. The final discussions, was it on your end or was it on First Health’s end?

Dale Wolf - Coventry Health Care, Inc — CFO

Sort of mutual. Got together.

Operator

Kirk Snockenberg (ph) with Sagamore Hill.

Kirk Snockenberg - Sagamore Hill — Analyst

In California will the merger be regulated by the Department of Insurance?

Dale Wolf - Coventry Health Care, Inc — CFO

There are regulatory issues in California. We believe they’re fairly modest. I do not believe it is the Department of Insurance, but we will have to check that and confirm it.

Kirk Snockenberg - Sagamore Hill — Analyst

You do have an ASO operation, right?

Dale Wolf - Coventry Health Care, Inc — CFO

That’s right.

Kirk Snockenberg - Sagamore Hill — Analyst

Then it will be the Department of Insurance.

Dale Wolf - Coventry Health Care, Inc — CFO

We will have to check that.

Kirk Snockenberg - Sagamore Hill — Analyst

If I can just make a leap here. If Mr. Garamendi is unalterably opposed like he has the other merger, how would you get around him?

Dale Wolf - Coventry Health Care, Inc — CFO

It is way too early just to speculate about all the regulatory process. We will be filing regulatory approvals in the next 30 days, and we will begin the process. And just don’t want to speculate at this time, but we have pretty good comfort that relative to even our past transactions the degree of regulatory approval is relatively modest.

Kirk Snockenberg - Sagamore Hill — Analyst

Just please keep in mind it turned out to be very material on the other merger. Thank you.

Operator

Tom Carroll at Legg Mason.

Tom Carroll - Legg Mason — Analyst

A few quick questions here, and I will keep them quick. On the synergies for the first year, tell me if I’m right or wrong in thinking about it this way. You’re calling for 20 to 30 million, take the midpoint, tax adjusted, it looks like 18 cents a share. Take that off 33 or so cents for full year ‘05, and we’re down to about 15 cents in accretion. Is it fair to say that the deal in ‘05 without any synergies — accretion from synergies is about 15 cents accretive?

Dale Wolf - Coventry Health Care, Inc — CFO

18.

Allen Wise - Coventry Health Care, Inc — President, CEO

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Final Transcript

CVH — Coventry Health Care, Inc

Yes.

Tom Carroll - Legg Mason — Analyst

So you are — a little higher than that. Second question, does First Health’s — does a broad network of providers better Coventry in the sense that it will be easier for you guys to do more of your typical Coventry-like acquisitions that you’re done in the past? And does it change that strategy in any way? In the past you have talked about 1 to 2 smaller acquisitions in secondary markets on an annual basis. How does the increase in the network affect the acquisition strategy going forward?

Dale Wolf - Coventry Health Care, Inc — CFO

I’ll give you a couple of answers to that. In the short run, we are going to be out of the acquisition business for ‘05. This is a deal we have to spend every resource in the Company managing, and that is what we’re going to do. Beyond that however, the acquisition pattern and history that you know worked well has served us extremely well, and we will be right back at it in local markets.

The other thing though I wouldn’t say particularly that the existence of the network enhances our acquisition capability, although you could I guess get there. But what it really does is it gives us existing presence in markets that we don’t have today. And that may mean you can actually enter into the risk business from the base you already have as opposed to even needing an acquisition. But if you find one, it will just enhance it.

Tom Carroll - Legg Mason — Analyst

And lastly, you mentioned earlier, you said there is no revenue synergies until — you seemed pretty emphatic about it, 2007 and beyond. It would seem to me that there is some percentage of your current fully insured book of business that could — is on the fence from going from a fully insured arrangement to a self insured arrangement. And that this First Health acquisition would certainly help that.

So I guess a two-part question. What percentage of your current business is in that scenario, so to speak? And do you see that as being a cross sell opportunity sooner than 2007? And maybe the latter part of that is, no, it seems to me like it would be.

Dale Wolf - Coventry Health Care, Inc — CFO

Yes. 20 percent of our business is self-funded. Some portion of that is just a single site business self-funded, and this has little impact on that. We can handle that just fine. Some other portion of that has other locations throughout the country that we have not been able to handle heretofore, and so that does provide opportunities for us.

I didn’t want to suggest you that we weren’t going to start thinking about revenue synergies and growth opportunities until 2007, I just wanted to assure you that as you have grown to know us that the synergies assumptions, and therefore our financial projections, are realistic and prudent.

Operator

Christine Arnold with Morgan Stanley.

Christine Arnold - Morgan Stanley — Analyst

A couple of questions. How do think about the return on invested capital for this transaction? And over what time period are you looking at that?

Dale Wolf - Coventry Health Care, Inc — CFO

We have, as you might imagine, looked at the evaluation of this asset in a number of ways, return on invested capital, return on equity and so on. And we have typically looked at that over a five-year period with a terminal value. And there’s no magic to that, but that is the way we have done it. And we’re really comfortable with the returns associated there with.

Christine Arnold - Morgan Stanley — Analyst

Okay. When you look over a longer time period?

Dale Wolf - Coventry Health Care, Inc — CFO

Yes.

Christine Arnold - Morgan Stanley — Analyst

Got it. Now First Health has a PBM. Have you incorporated transitioning your membership into the PBM and those synergies — the synergies that you highlighted, and when might that happen?

Dale Wolf - Coventry Health Care, Inc — CFO

A small piece of that, and we need to evaluate a lot of this. They do have a PBM both in the Medicaid FI business, as well as on the commercial side. And we have obviously done a lot of functions of a PBM, although we don’t sell it as a third party on the outside. So we’ve got to rationalize that whole thing.

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Final Transcript

CVH — Coventry Health Care, Inc

One of the decisions we will just have to make has to do with the operating system. First Health actually has an operating system to process pharmacy claims, and we will look hard at that one. But that is the only thing that we have even thought of in terms of building out synergies in ‘06 and beyond.

Christine Arnold - Morgan Stanley — Analyst

So it is not ‘05, it is ‘06 and beyond? And you haven’t assumed the elimination of their PBM?

Dale Wolf - Coventry Health Care, Inc — CFO

Not in ‘05.

Christine Arnold - Morgan Stanley — Analyst

Okay. You said you might go into other risk geographies beyond the 15 areas where you are now on a risk basis?

Dale Wolf - Coventry Health Care, Inc — CFO

Right.

Christine Arnold - Morgan Stanley — Analyst

When might you start doing that?

Dale Wolf - Coventry Health Care, Inc — CFO

Not in ‘05. It would be at least in ‘06.

Christine Arnold - Morgan Stanley — Analyst

And then final question, intangible expense per year. What might that look like? I’m sorry, it is a picky modeling question.

Dale Wolf - Coventry Health Care, Inc — CFO

Yes. Christine, could we call you on that ?

Christine Arnold - Morgan Stanley — Analyst

Yes, I’m sorry. I will call you later on that.

Operator

John Rex at Bear Stearns.

John Rex - Bear Stearns — Analyst

A couple of questions here. I was wondering if you can just give us a little more detail in terms of thinking together that 40-60 million in ‘06, which is primarily full year impact of redundancies? Can you give us examples of some of those redundancies? What can we think about specifically that you have identified that gets you to those kinds of numbers?

Dale Wolf - Coventry Health Care, Inc — CFO

I can give you — and can we forget about whether they are ‘05 or ‘06? There are a couple of sort of no-brainers here. We both buy — one way or another — we both buy E&O and D&O insurance. And First Health spends about $10 million on that today. And we think that on the margin we can probably save half of that. So there is an example of a no-brainer. Obviously there are easy duplicate things like Board expenses, auditing fees, some legal costs and so on. Those are the kind of things we built up in the early times to get to the kind of numbers you’re seeing.

John Rex - Bear Stearns — Analyst

What are your early thoughts in terms of how you’re going to talk to membership going forward? Are you going to attempt to count noses, which we have never had from First Health, or are you going to move to some different methodology than we are used to getting from you?

Dale Wolf - Coventry Health Care, Inc — CFO

The businesses across First Health are diverse enough that no one metric appropriately measures their size. For those businesses that are cousins of the one we are in, we will provide membership numbers on a regular basis, much as we have done in our business. That is likely to include FEHBA and the corporate business. And for the other three businesses that is impractical, if not impossible, but we will work very hard to give you some metrics that you can rely on in understanding the business trends.

John Rex - Bear Stearns — Analyst

So though the group health business — for the most part the group health business you will count noses on?

Dale Wolf - Coventry Health Care, Inc — CFO

Yes.

Allen Wise - Coventry Health Care, Inc — President, CEO

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Final Transcript

CVH — Coventry Health Care, Inc

Yes.

John Rex - Bear Stearns — Analyst

What is the membership of the group health business? What did you assume it was?

Dale Wolf - Coventry Health Care, Inc — CFO

The one exception to that — you know you think of the group health business and there are really three components, FEHBA, corporate and the rental business. You can’t count noses on the rental business because of the nature of the business; you can on the other two. The FEHBA business in ‘04 is about 550,000 noses, and the corporate business is about 900,000 noses.

John Rex - Bear Stearns — Analyst

A question just back on your quarter. What is your view of cost trend for ‘05, and what is your pricing stance right now on ‘05?

Dale Wolf - Coventry Health Care, Inc — CFO

Our view of cost trend is unchanged from my broken record of quarter after quarter that our underlying cost trends are in the 10 to 11 percent range. Our view of pricing for ‘05 is that we will be somewhere between flat to cost trend and slightly above it.

John Rex - Bear Stearns — Analyst

Flat to cost trend, slightly above. Right?

Dale Wolf - Coventry Health Care, Inc — CFO

Right.

John Rex - Bear Stearns — Analyst

When you look towards network synergies out into the — further out there, where are those derived from? Are those deriving primarily because you are throwing a First Health membership on Coventry discounts or the other direction?

Dale Wolf - Coventry Health Care, Inc — CFO

Earlier on they are the former. Taking advantage of Coventry discounts that are superior in existing markets and applying it to the First Health business. Later on I think it is a misnomer to call it synergies. I would prefer to call it best practices.

John Rex - Bear Stearns — Analyst

Can you elaborate on that a bit?

Dale Wolf - Coventry Health Care, Inc — CFO

I just think — the model has been very different in terms of our view of exacting cost structure in local markets, and I emphasize the word local. And so our approach to contracting is fairly different between the two companies. Ours is more locally based, I think it would be fair to say. And so we need to understand better the approach that First Health has taken on contracting. But we’ve gotten some terrific results in our markets. And we think we can export some of that experience and capability to other markets.

John Rex - Bear Stearns — Analyst

Is it fair to say if your run rate on redundancies and such is, let’s just call it, 50 million — take that ‘06 number . Then as we go to the next — as we go to 100 million, how proportionally would we think of most of that as coming from that side of it, from best practices in the provider contracting arrangement?

Dale Wolf - Coventry Health Care, Inc — CFO

I was with you until you said provider contracting. It is really best practices across the entire enterprise.

John Rex - Bear Stearns — Analyst

How would you break it between better provider contracts and better G&A experience then? Especially going from 50 to 100 in ‘06 to ‘07, how would you break down the incremental?

Dale Wolf - Coventry Health Care, Inc — CFO

It’s all G&A.

John Rex - Bear Stearns — Analyst

All G&A. So nothing, even when you talk about the end of ‘07, 100 million, you’re not talking about — you are talking about provider contracting in that number though?

But what I was doing — I am sorry, and I may not have been clear. I was jumping from assuming, let’s say, ‘06 is the 40 to 60 million. And let’s assume that is a good run rate in terms of capturing the redundancies. And then at the end of ‘07 we go to more than 100 million, so we are up about 50 million. And my assumption is much of that additional 50 million is provider contracting? Is that incorrect?

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Final Transcript

CVH — Coventry Health Care, Inc

Dale Wolf - Coventry Health Care, Inc — CFO

That’s incorrect. Most of it is G&A. There is a tiny little bit of provider contracting in there.

John Rex - Bear Stearns — Analyst

In that end of ‘07 number?

Dale Wolf - Coventry Health Care, Inc — CFO

Yes.

John Rex - Bear Stearns — Analyst

So if I were to look at that 50 million, you would call it 90/10 — 90 percent G&A, only 10 percent provider contracting? .

Dale Wolf - Coventry Health Care, Inc — CFO

Yes. The $50 million increment?

John Rex - Bear Stearns — Analyst

Yes.

Dale Wolf - Coventry Health Care, Inc — CFO

Yes, that would be a fair characterization.

John Rex - Bear Stearns — Analyst

So that ends up being, what, almost a 20 percent cut in First Health expense line items? Is that correct?

Dale Wolf - Coventry Health Care, Inc — CFO

No. The 50? . The 50 or the 100? The 100 would —

John Rex - Bear Stearns — Analyst

The 100. If we are biased toward G&A for the full 100 —

Dale Wolf - Coventry Health Care, Inc — CFO

Right. It is about 16 percent, I think, of the First Health G&A. About 7 or 8 percent of the combined enterprise.

Operator

Dan Fine (ph), Millennium Partners.

Dan Fine - Millennium Partners — Analyst

Are you expecting any difficulty getting approval from the Coventry shareholder side?

Dale Wolf - Coventry Health Care, Inc — CFO

We certainly hope and anticipate the answer to that is no. We may or may not even need Coventry shareholder approval. It depends on an option program that First Health has in place which they are going to deal with here in the early days, and that will impact how many shares are rolled over under the option plan, and that will impact whether or not we need shareholder approval.

Dan Fine - Millennium Partners — Analyst

Can you give any background on why the alternative merger consideration was put into the agreement? Is that just a backup, in case something should happen as far as getting shareholder approval?

Dale Wolf - Coventry Health Care, Inc — CFO

I’m not sure I understand the question.

Dan Fine - Millennium Partners — Analyst

I believe that there is alternative merger consideration, in the event that you cannot get shareholder approval, that you will adjust the cash up and the shares down, so that the total package still equals 18.75?

Dale Wolf - Coventry Health Care, Inc — CFO

That is just not the case. I’m not sure what — obviously, there is something in there you are referring to?

Dan Fine - Millennium Partners — Analyst

Yes, this is in Section 2.11 in the merger agreement. It’s like Claus B. Maybe it is something that should have been taken out?

Dale Wolf - Coventry Health Care, Inc — CFO

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Final Transcript

CVH — Coventry Health Care, Inc

I’m going to have to call you on it. There is no expectation of a change in the merger consideration.

Operator

Ellie Rudinsky (ph), Citigroup.

Lawrence Weiss - Citigroup — Analyst

It’s Lawrence Weiss (ph) for Ellie. I just wanted to ask if you spoke to rating agencies, and if you could provide any comment to what they said. And also if you have any plans to take out your existing high yield with this new deal?

Dale Wolf - Coventry Health Care, Inc — CFO

We have spoken to the rating agencies, as you might expect. And we just can’t tell you; they have not said anything. And they will communicate it, I’m sure, directly, as is their practice, when they are ready.

We do not expect to take out our current high-yield bonds. First call date of those will be January of ‘07, and they will stay in place at least until then.

Operator

Ed Kroll, S.G. Cowen.

Ed Kroll - S.G. Cowen — Analyst

I wonder, on the regulatory approval process, can you give us a little more color, perhaps which states would have to approve this?

Dale Wolf - Coventry Health Care, Inc — CFO

First Health has two insurance companies — well, actually three, but they were about ready to sell one small one. And the states of domicile of those two companies are Missouri and Texas. I guess I should add, Ed, because as you have all characterized it, this is a fee-based ASO type business across all of its lines. The regulatory insurance department oversight on this business — deminimus might be too strong, but it’s very limited. And therefore, the character of getting regulatory approvals on this transaction is very different from some in the recent past, and we do not believe is a major stumbling block. We will execute the process. We have excellent relationships with regulators in all of our markets, including Missouri, and we expect to be able to get through that process.

Ed Kroll - S.G. Cowen — Analyst

Understood. Thanks for that. And then just curious if the transaction triggers any employee bonuses. That has been cited by regulators in the past as something that has led them to in various states taking dim views of mergers. Just curious about that.

Dale Wolf - Coventry Health Care, Inc — CFO

There are retention programs in place for key individuals at First Health that will carry through to beyond the closing date. I don’t think they’re the kind of bonuses you’re thinking of, but that is one element that is in place and is important to all of us.

The second one is really a function of decisions yet to be made about management of the enterprise and staff levels. Obviously, people at First Health have employment contracts at a variety of levels, but no specific decisions have been made on those yet.

Ed Kroll - S.G. Cowen — Analyst

And how about on the Coventry side?

Dale Wolf - Coventry Health Care, Inc — CFO

I think there is no impact on option plans or contracts or anything, as a result of this transaction on Coventry’s side.

Ed Kroll - S.G. Cowen — Analyst

Then just one other thing on the timing. Was there a bidding process, or was this just the two of you getting together?

Dale Wolf - Coventry Health Care, Inc — CFO

I’m just not going to go there. I think that, as I talked about the process before, it has been an evolutionary process between our companies over time and ultimately led to this.

Operator

Gavin Martin (ph), CS First Boston.

Gavin Martin - CS First Boston — Analyst

In terms of approvals, just to recap over them, in addition to Missouri and Texas, what other state approvals are required — for example, on the Coventry side?

Dale Wolf - Coventry Health Care, Inc — CFO

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Final Transcript

CVH — Coventry Health Care, Inc

I believe there are no regulatory approvals required at the insurance departments on the Coventry side, as a result of this transaction.

Gavin Martin - CS First Boston — Analyst

In terms of termination fees, is there a deal breakup fee?

Dale Wolf - Coventry Health Care, Inc — CFO

Yes, there is.

Gavin Martin - CS First Boston — Analyst

How much is it, please?

Dale Wolf - Coventry Health Care, Inc — CFO

Just under 3.5 percent of the deal size, $60 million.

Gavin Martin - CS First Boston — Analyst

On both sides?

Dale Wolf - Coventry Health Care, Inc — CFO

I’m sorry? What is the question?

Gavin Martin - CS First Boston — Analyst

On both sides of it, as in both Coventry and for First Health?

Dale Wolf - Coventry Health Care, Inc — CFO

Just First Health.

Gavin Martin - CS First Boston — Analyst

And in terms of the MAC clauses, can you give us any indication of the MAC clauses on this thing?

Dale Wolf - Coventry Health Care, Inc — CFO

MAC clauses exist in both directions — pretty standard MAC clauses, with limited carve outs related to change in law, and that kind of thing.

Gavin Martin - CS First Boston — Analyst

In terms of revenue or earnings shortfall?

Dale Wolf - Coventry Health Care, Inc — CFO

Nothing specific. No carve outs related to those.

Operator

Steve Scofield (ph), Soros Fund Management (ph).

Steve Scofield - Soros Fund Management — Analyst

My questions have been answered. Thank you.

Operator

Yeung Park (ph), Deal Analytics (ph).

Yeung Park - Deal Analytics — Analyst

My question was already answered.

Operator

(OPERATOR INSTRUCTIONS). Stephen Dian (ph), H&C (ph) New York.

Stephen Dian - H&C New York — Analyst

Most of my questions have been answered, except for one. When do you expect to close this merger?

Dale Wolf - Coventry Health Care, Inc — CFO

First quarter of 2005.

Stephen Dian - H&C New York — Analyst

Any bit tighter date than that?

Dale Wolf - Coventry Health Care, Inc — CFO

No. I think that the gating factor here is likely to be the filing of the S-4 and our approval process through the SEC.

Operator

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Final Transcript

CVH — Coventry Health Care, Inc

Bart Effler (ph), PAR Capital Management.

Bart Effler - PAR Capital Management — Analyst

Could you talk about the number of transactions they process relative to you guys? I am trying to understand why their PP&E is so much higher than yours, and their CapEx is much higher than yours. And I don’t know; maybe that is some of the opportunity for you to take costs out.

Allen Wise - Coventry Health Care, Inc — President, CEO

I think it’s a mistake to go too far down that road. The deal was just announced today. There are almost 6,000 employees at First Health, and I don’t know how many contracts and customers. And any good operator is going to make decisions after several months of talking to thousands of employees and people and charting a course. And doing this on a piece of paper and transmitting the wrong message to a lot of valuable employees that we will need for the future, and speculating about how you get to a best practice is, I think, foolhardy and we just shouldn’t go there. We’re going to do this like we do everything. We are going to continue on the path now that the due diligence is over on learning all the details about the business, listening to people, evaluating people that can take us to the next step. And then sometime, I would say 90 days after closing, we will give you a better roadmap of benchmarks that we will put down and things that you can measure, and things that you can look for that would help you monitor our progress in managing the property.

Bart Effler - PAR Capital Management — Analyst

Well, skipping the roadmap, can you just explain why their net fixed assets are so much higher than yours?

Allen Wise - Coventry Health Care, Inc — President, CEO

Not without being critical, and not without portraying an image that we don’t want to do today. But we will do that after we have facts that we can share with you.

Operator

Do you have anything further, Mr. Effler?

Bart Effler - PAR Capital Management — Analyst

No, thank you.

Dale Wolf - Coventry Health Care, Inc — CFO

Operator, we need to close in about five minutes. So how about if we take two more questions, please?

Operator

Mallet Capital (ph), Whitney Swasson (ph).

Andrew Newell - Mallet Capital — Analyst

This is actually Andrew Newell (ph), in for Whitney. I’m sorry to repeat a question that was already asked of you guys, but I didn’t quite understand the answer. I understand that you have no intention of changing the merger consideration as of now, but the fact that there is a clause in the agreement that allows you to do so is probably giving people the impression that you have reason to believe that you won’t be able to obtain shareholder approval from the acquiring company. Is that an accurate guess?

Dale Wolf - Coventry Health Care, Inc — CFO

That is far-fetched. There is absolutely no intention to change it. As I said before, we will figure out what that specific phrase is that is causing you anxiety, and we will explain it. But I just don’t have that in front of me.

Operator

Brett Patelsky (ph), Titaman (ph).

Ed McGinnis - Titaman — Analyst

It’s actually Ed McGinnis (ph), for Brett Patelsky. Just to follow up on that, is the intention that Coventry will under any circumstances avoid having a Coventry shareholder vote?

Dale Wolf - Coventry Health Care, Inc — CFO

Could you ask the question again? Are you saying, are we going to avoid a shareholder vote, no matter what? No. It’s going to depend on how this option program plays out for existing First Health holders, and it’s a 50/50 deal. And if that ends us up on one side of the line or another, that will be what it will be.

Ed McGinnis - Titaman — Analyst

And when will we know on the option program?

Dale Wolf - Coventry Health Care, Inc — CFO

We are not sure yet. The details of that are still being ironed out.

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Final Transcript

CVH — Coventry Health Care, Inc

Operator

Mr. Wolf, I’ll turn things back over to you for any additional or closing remarks.

Dale Wolf - Coventry Health Care, Inc — CFO

That’s all. Thank you very much for your time and attention.

Operator

Thank you, and that does conclude today’s conference call. Have a great day, everyone.